Exhibit 99.1

Scienjoy Holding Corporation Reports Fiscal Year 2024 Financial Results

Income from Operations up 78.5% Year Over Year

Net Income Increased by Approximately RMB60 million Year Over Year

BEIJING, April 22, 2025 /PRNewswire/ —Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announced its financial results for the year ended December 31, 2024.

Fiscal Year 2024 Operating and Financial Summaries

●	Total revenues decreased to RMB1,363.4 million (US$186.8 million) for the year ended December 31, 2024 from RMB1,464.9 million for the year ended December 31, 2023.

●	Gross profit increased by 27.4% to RMB245.4 million (US$33.6 million) for the year ended December 31, 2024 from RMB192.7 million for the year ended December 31, 2023.

●	Income from operations increased by 78.5% to RMB40.7 million (US$5.6 million) for the year ended December 31, 2024 from RMB22.8 million for the year ended December 31, 2023.

●	Net income was RMB26.7 million (US$3.7 million) for the year ended December 31, 2024, increased by RMB61.7 million as compared to a net loss of RMB35.0 million for the year ended December 31, 2023.

●	Net income attributable to the Company’s shareholders was RMB39.7 million (US$5.4 million) for the year ended December 31, 2024, increased by RMB70.5 million, as compared with a net loss attributable to the Company’s shareholders of RMB30.8 million for the year ended December 31, 2023.

●	Adjusted net income attributable to the Company’s shareholders was RMB50.3 million (US$6.9 million) for the year ended December 31, 2024, increased by RMB62.0 million as compared with a net loss adjusted attributable to the Company’s shareholders of RMB11.7 million for the year ended December 31, 2023.

●	As of December 31, 2024, the Company had cash and cash equivalent balance of RMB252.5 million (US$34.6 million), which represented an increase of RMB47.1 million from RMB205.5 million as of December 31, 2023.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “In 2024, Scienjoy delivered a strong performance amid intense competition and complex macroeconomic conditions. We are proud to report significant growth in both gross profit and income from operations—rising by 27.4% and 78.5% respectively. These results reflect our ability to efficiently convert high-quality paying users into profit growth in an increasingly mature and competitive market. We also made meaningful progress in our global expansion strategy. Leveraging our strategic regional hub in Dubai, we have launched targeted promotional initiatives in the Middle East and North Africa—a region brimming with potential and vitality. Meanwhile, our diversified product portfolio drives organic growth through the integration of online and offline innovations. We believe these consumer-centric innovations have strengthened our market position in smart lifestyle solutions and demonstrate our commitment to create long-term value for stakeholders.

Looking ahead, we are focusing on expanding global presence while investing further in cutting-edge Artificial Intelligence Generated Content, or AIGC, technologies and integrating them across our product ecosystem. We believe these efforts will pave the way for sustained growth and enduring success.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “We are pleased to share our strong financial performance for fiscal year 2024, which underscores the effectiveness of our strategic execution and disciplined financial management. Our income from operations significantly surged by 78.5% year-over-year, reflecting the success of our strategic initiatives and operational efficiencies. Additionally, we achieved a net income of RMB26.7 million in 2024 —an impressive turnaround from a net loss in 2023 by approximately RMB60 million. This significant improvement reflects the resilience of our business model and the dedication of our team in navigating a rapidly evolving market landscape. The fiscal year 2024 results validate our strategic focus and provide a solid foundation for growth. With an eye to the future, we remain steadfast in our commitment to innovation and growth, particularly in advancing our market position within the Metaverse field. Our continued investments in innovative technology, top-tier talent, and global expansion are set to unlock new opportunities and position us at the forefront of dynamic Metaverse industry. As we advance on our globalization journey, we remain confident that our strategic vision and operational excellence will continue to drive meaningful results in the years to come.”

Fiscal Year 2024 Financial Results

Total revenues decreased to RMB1,363.4 million (US$186.8 million) for the year ended December 31, 2024 from RMB1,464.9 million for the year ended December 31, 2023, primarily caused by a decrease in paying users due to competitive landscape of China’s mobile live streaming market. Total paying users were 494,652 for the year ended December 31, 2024, compared to 557,692 for the year ended December 31, 2023.

Cost of revenues decreased to RMB1,117.9 million (US$153.2 million) for the year ended December 31, 2024 from RMB1,272.1 million for the year ended December 31, 2023. The decrease was primarily attributable to a decrease of RMB123.7 million in the Company’s revenue sharing fees and a decrease of RMB26.5 million in the Company’s user acquisition costs due to the fact that the Company already had a stable market share.

Gross profit increased by 27.4% to RMB245.4 million (US$33.6 million) for the year ended December 31, 2024 from RMB192.7 million for the year ended December 31, 2023. The gross margin increased to 18.0% for the year ended December 31, 2024 from 13.2% in the year ended December 31, 2023 due to higher average live streaming revenue per paying user (“ARPPU”) during the year ended December 31, 2024, showing the Company’s effectiveness in converting high-quality paying user to its profit growth.

Total operating expenses increased by 20.5% to RMB204.7 million (US$28.0 million) for the year ended December 31, 2024 from RMB169.9 million for the year ended December 31, 2023.

●	Sales and marketing expenses increased by 420.2% to RMB7.0 million (US$1.0 million) for the year ended December 31, 2024 from RMB1.4 million for the year ended December 31, 2023, primarily attributable to sales and marketing activities in our new subsidiaries in Dubai. The Company is taking initiative in Dubai market, aiming at global expansion starting from the dynamic Middle East and North Africa (“MENA”) region.

●	General and administrative expenses increased by1.4% to RMB76.6 million (US$10.5 million) for the year ended December 31, 2024 from RMB75.6 million for the year ended December 31, 2023. The increase was primarily due to an increase of RMB5.9 million in employee salary and welfare, offset by a decrease of RMB2.5 million in office renovation expenses and a decrease of RMB2.4 million in share-based compensation.

●	Research and development expenses increased by 20.4% to RMB90.5 million (US$12.4 million) for the year ended December 31, 2024 from RMB75.1 million for the year ended December 31, 2023, due to an increase of RMB14.7 million in technical service fee and an increase of RMB1.1 million in employee salary and welfare.

●	Provision for credit losses increased by 71.2% to RMB30.6 million (US$4.2 million) for the year ended December 31, 2024 from RMB17.9 million for the year ended December 31, 2023, primary due to a one-time write-off of a RMB30.0 million investment buyback receivable.

Income from operations increased by 78.5% to RMB40.7 million (US$5.6 million) for the year ended December 31, 2024 from RMB22.8 million for the year ended December 31, 2023.

Change in fair value of contingent consideration was nil for the year ended December 31, 2024, as compared to a loss of RMB5.6 million for the year ended December 31, 2023. Change in fair value of contingent consideration is derived from earn out liabilities resulted from historical acquisitions. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrants liability was nil for the year ended December 31, 2024, as compared to a gain of RMB0.2 million for the year ended December 31, 2023. The fair value of the Company’s warrants derivative liability assumed from the SPAC acquisition is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. In February 2024, the Company’s warrants expired according to the terms of the warrant agreement.

Change in fair value of investment in marketable security was a gain of RMB6.1 million (US$0.8 million) for the year ended December 31, 2024, as compared to a loss of RMB9.0 million for the year ended December 31, 2023. The change was primarily attributable to the fair value changes in investments in a publicly traded company.

Investment loss decreased to RMB5.7 million (US$0.8 million) for the year ended December 31, 2024 as compared with an investment loss of RMB31.3 million for the year ended December 31, 2023. The investment loss was primarily attributable to share of unrealized loss in long-term investments.

Impairment of long-term investments decreased to RMB10.4 million (US$1.4 million) for the year ended December 31, 2024, from RMB11.8 million for the year ended December 31, 2023.

Net income was RMB26.7 million (US$3.7 million) for the year ended December 31 2024, increased by RMB61.7 million as compared to a net loss of RMB35.0 million for the year ended December 31, 2023.

Net income attributable to the Company’s shareholders was RMB39.7 million (US$5.4 million) for the year ended December 31, 2024, increased by RMB70.5 million as compared to a net loss attributable to the Company’s shareholders of RMB30.8 million for the year ended December 31, 2023.

Adjusted net income attributable to the Company’s shareholders was RMB50.3 million (US$6.9 million) for the year ended December 31, 2024, increased by RMB62.0 million as compared to a net loss adjusted attributable to the Company’s shareholders of RMB11.7 million for the year ended December 31, 2023.

Basic and diluted net income attributable to the Company’s shareholders per ordinary share was RMB0.96 (US$0.13) and RMB0.95 (US$0.13) for the year ended December 31, 2024. In comparison, basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB0.76 for the year ended December 31, 2023.

Adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share was RMB1.22 (US$0.17) and RMB1.21 (US$0.17) for the year ended December 31, 2024. In comparison, adjusted basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB0.29 for the year ended December 31, 2023

As of December 31, 2024, the Company had cash and cash equivalent balance of RMB252.5 million (US$34.6 million), which represented an increased by of RMB47.1 million from RMB205.5 million as of December 31, 2023.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on December 31, 2024, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242

investors@ascent-ir.com

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	205,465	252,540	34,598
Accounts receivable, net	260,979	226,060	30,970
Prepaid expenses and other current assets	78,653	28,415	3,893
Amounts due from related parties	355
Investment in marketable security	31,525	37,629	5,155
Total current assets	576,977	544,644	74,616

Non-current assets
Property and equipment, net	2,193	1,981	271
Intangible assets, net	412,154	405,256	55,520
Goodwill	182,467	182,661	25,024
Long term investments	254,411	257,387	35,262
Long term deposits and other assets	726	906	124
Right-of-use assets-operating lease	12,157	4,845	664
Deferred tax assets	7,379	7,505	1,028
Total non-current assets	871,487	860,541	117,893
TOTAL ASSETS	1,448,464	1,405,185	192,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	73,183	36,015	4,934
Accrued salary and employee benefits	14,763	22,346	3,061
Accrued expenses and other current liabilities	27,610	6,840	937
Income tax payable	13,005	11,284	1,546
Lease liabilities-operating lease -current	7,974	4,098	561
Deferred revenue	97,586	80,186	10,985
Total current liabilities	234,121	160,769	22,024

Non-current liabilities
Deferred tax liabilities	59,818	58,400	8,001
Lease liabilities-operating lease -non-current	4,798	700	96
Total non-current liabilities	64,616	59,100	8,097
TOTAL LIABILITIES	298,737	219,869	30,121

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2023, respectively. 38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2024, respectively.
Class A ordinary shares	423,623	444,162	60,850
Class B ordinary shares	23,896	23,896	3,274
Shares to be issued	30,777	20,817	2,852
Treasury stocks	(19,216)	(19,952)	(2,733)
Statutory reserves	44,698	50,705	6,947
Retained earnings	628,821	662,499	90,762
Accumulated other comprehensive income	17,965	16,967	2,324
Total shareholders’ equity	1,150,564	1,199,094	164,276
Non-controlling interests	(837)	(13,778)	(1,888)
Total equity	1,149,727	1,185,316	162,388
TOTAL LIABILITIES AND EQUITY	1,448,464	1,405,185	192,509

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,420,258	1,317,601	180,510
Live streaming - time based virtual item revenue	25,004	24,935	3,416
Technical services and others	19,609	20,848	2,857
Total revenue	1,464,871	1,363,384	186,783
Cost of revenues	(1,272,145)	(1,117,942)	(153,157)
Gross profit	192,726	245,442	33,626
Sales and marketing expenses	(1,355)	(7,049)	(966)
General and administrative expenses	(75,582)	(76,629)	(10,498)
Research and development expenses	(75,116)	(90,461)	(12,393)
Provision for credit losses	(17,865)	(30,584)	(4,188)
Income from operations	22,808	40,719	5,581
Change in fair value of contingent consideration	(5,624)	-	-
Change in fair value of warrant liabilities	170	-	-
Change in fair value of investment in marketable security	(9,023)	6,103	836
Investments loss	(31,328)	(5,742)	(787)
Impairment of long-term investments	(11,800)	(10,425)	(1,428)
Interest income, net	2,739	3,211	440
Other income, net	7,449	1,609	220
Foreign exchange (loss) gain, net	(1,887)	3,805	521
Income (loss) before income taxes	(26,496)	39,280	5,383
Income tax expense	(8,480)	(12,597)	(1,726)
Net (loss) income	(34,976)	26,683	3,657
Less: net loss attributable to noncontrolling interest	(4,188)	(13,002)	(1,781)
Net (loss) income attributable to the Company’s shareholders	(30,788)	39,685	5,438

Other comprehensive (loss) income:
Other comprehensive loss - foreign currency translation adjustment	(105)	(998)	(137)
Comprehensive (loss) income	(35,081)	25,685	3,520
Less: comprehensive loss attributable to non-controlling interests	(4,188)	(13,002)	(1,781)
Comprehensive (loss) income attributable to the Company’s shareholders	(30,893)	38,687	5,301

Weighted average number of shares
Basic	40,649,414	41,367,946	41,367,946
Diluted	40,649,414	41,564,237	41,564,237

(Loss) earnings per share
Basic	(0.76)	0.96	0.13
Diluted	(0.76)	0.95	0.13

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Net (loss) income attributable to the Company’s shareholders	(30,788)	39,685	5,438
Less:
Change in fair value of contingent consideration	(5,624)	-	-
Change in fair value of warrants liability	170	-	-
Share based compensation	(13,637)	(10,579)	(1,449)
Adjusted net (loss) income attributable to the Company’s shareholders*	(11,697)	50,264	6,887

Adjusted net (loss) income per ordinary share
Basic	(0.29)	1.22	0.17
Diluted	(0.29)	1.21	0.17

“Adjusted net (loss) income attributable to the Company’s shareholders” is defined as net (loss) income attributable to the Company’s shareholders excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.